Exhibit (a)(1)(H)

FORM OF REMINDER OF EXPIRATION OF EXCHANGE OFFER

Note: Your participation in the Stock Option Exchange Program is completely voluntary.

Our records show you have not made an election to participate in the Stock Option Exchange Program. This email is to remind you that September 30, 2010 at 9 p.m. Pacific Time is the deadline to participate in the Stock Option Exchange Program. If you wish to exchange your eligible stock options for new stock options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on September 2, 2010, you must log in to the S Option Exchange Program website at https://formfactor.equitybenefits.com and follow the instructions to make a timely election.

There are no exceptions to this deadline. If you wish to participate in the Stock Option Exchange Program, we encourage you not to wait until the last day to make your election. To log in to the Stock Option Exchange Program website, https://formfactor.equitybenefits.com, use your company email name as your Login ID and date of birth (MMDDYYYY) as your temporary password. Once you have logged in, you will be prompted to reset your password. The website provides information about your eligible stock options, potential new stock options, and instructions on how to make, change or withdraw your election before the end of the exchange period.

We anticipate any eligible stock options you elect to exchange will be canceled effective October 1, 2010. The eligible stock options you do not elect to exchange will not be canceled and will remain subject to their present terms.